                                                                                                                                                                                                                                                                                  Mark A. Buthman
                                                                                                                                                                                                                                                                                  Senior Vice President and
                                                                                                                                                                                                                                                                                  Chief Financial Officer

April 2, 2009

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
   Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
One Station Place, Mail Stop 3561
100 F Street, NE
Washington, D.C.  20549

Re:	Response of Kimberly-Clark Corporation to the

Staff's Comment Letter Dated March 18, 2009

File No. 001-00225

Dear Ms. Jenkins:

On behalf of Kimberly-Clark Corporation (the “Corporation”), I am submitting this letter, together with the enclosed document entitled “Response of Kimberly-Clark Corporation to the Staff’s Comment Letter Dated March 18, 2009” (the “Response”), in response to the comments contained in the letter dated March 18, 2009 from the Staff of the Securities and Exchange Commission (the “Commission”) to the Corporation.

The Corporation acknowledges (as requested in your letter of March 18, 2009) that:

(1)	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or the Response, please contact the undersigned at (972) 281-1375.

Very truly yours,

/s/ Mark A. Buthman
Senior Vice President and Chief Financial Officer

Enclosure

RESPONSE OF KIMBERLY-CLARK CORPORATION TO THE STAFF’S COMMENT LETTER DATED MARCH 18, 2009

This document responds to the Staff’s letter dated March 18, 2009 to Kimberly-Clark Corporation in which the Staff commented on the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed February 27, 2009 (the “Form 10-K”).  In the responses below, references to “We”, “Our”, “K-C” or the “Corporation” in this letter mean Kimberly-Clark Corporation.

We note that on page 2 of the Staff’s Comment Letter, the Staff requests that we amend our filing as appropriate.  In view of the Staff’s comments, which only requested supplemental information, and for the reasons set forth in our responses, we respectfully submit that no amendment to our prior filing is necessary.

For convenience, the Staff's comments are retyped below.

Staff Comments and Corporation Responses

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2.  Monetization Financing Entities, page 48

Staff Comment No. 1:

We note that on June 30, 2008, the maturity dates of the lending arrangements with the Third Party were extended, which you determined to be a reconsideration event.  Please provide a detailed discussion of the changes in characteristics of the lending arrangement that led you to determine this event as a reconsideration event under paragraph 7 of FIN 46(R).  Tell us in detail how you analyzed the design of the financing entities using paragraph five of FSP FIN 46(R)-6 and explain your assumptions.  Please provide a summary of your analysis that led you to conclude that you are the primary beneficiary.

Corporation’s Response:

Summary

The Corporation holds a significant interest in two financing entities that were used to monetize long-term notes received from the sale of certain nonstrategic timberlands and related assets to nonaffiliated buyers.  These transactions qualified for the installment method of accounting for income tax purposes and met the criteria for immediate profit recognition for financial reporting purposes contained in SFAS No. 66, Accounting for Sales of Real Estate.  These sales involved notes receivable with an aggregate face value of $617 million.   The notes receivable are backed by irrevocable standby letters of credit issued by money center banks, which aggregated $617 million at December 31, 2008.

Because the Corporation desired to monetize the $617 million of notes receivable and continue the deferral of current income taxes on the gains, it transferred the notes received from the sales to noncontrolled financing entities (the “Financing Entities”).  In conjunction with the transfer of the notes, the Financing Entities became obligated for $617 million in third-party lending arrangements.

The underlying economic substance of the lending arrangements, and resulting basis for our accounting conclusions, can be summarized as follows.  This summary will provide context for the more detailed description of the transactions that follows.

Prior to the June 30, 2008 reconsideration event, we did not consolidate the Financing Entities.  Upon our adoption of FIN 46(R), Consolidation of Variable Interest Entities (“FIN 46(R)”), in 2003, we concluded that the Financing Entities were variable interest entities, but that we were not the primary beneficiary of them.  As explained in greater detail below, the primary sources of variability of the Financing Entities are credit risk (due to the potential for default of the investments held by the Financing Entities) and interest rate risk (due to the floating interest rates of the assets and liabilities of the Financing Entities).  As the Financing Entities were structured with adequate collateralization, the variability associated with interest rate risk is substantially greater than the variability associated with credit risk.  The variability associated with interest rate risk is primarily absorbed by a Nonaffiliated Financial Institution that provided variable rate loans to the Financing Entities.  Accordingly, the Nonaffiliated Financial Institution was determined to be the primary beneficiary upon our initial adoption of FIN 46(R).

Because the lending arrangements with the Nonaffiliated Financial Institution were nearing their maturity, the Corporation and the Nonaffiliated Financial Institution extended their maturity dates beyond those anticipated at the inception of the Financing Entities, which increased the Financing Entities’ expected losses.   These June 30, 2008 contractual amendments resulted in a reconsideration event for the Financing Entities under paragraph 7(c) of FIN 46(R). 1

Upon the occurrence of the June 30, 2008 reconsideration event, we were required to reevaluate the design of the Financing Entities and perform a new primary beneficiary analysis.  While the basic structure of the Financing Entities remained unchanged (apart from the extension in maturity dates), the accounting literature that governs the evaluation of the variability of an entity had changed since our original consideration of these entities at the time we adopted FIN 46(R).  Specifically, FSP FIN 46(R)-6, Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R) (“FSP 46(R)-6”), was issued in April 2006.  While transition is prospective, the FSP states that it applies “to all entities previously required to be analyzed under Interpretation 46(R) when a reconsideration event has occurred pursuant to paragraph 7 of Interpretation 46(R) beginning the first day of the first reporting period beginning after June 15, 2006.”  Accordingly, we incorporated the provisions of FSP 46(R)-6 in our primary beneficiary analysis at June 30, 2008.

Paragraph 12 of FSP 46(R)-6 states that “Periodic interest receipts/payments should be excluded from the variability to consider if the entity was not designed to create and pass along the interest rate risk associated with such interest receipts/payments to its interest holders.”  The Financing Entities were designed with a requirement that all interest rates are variable as

1 FIN 46 (R) paragraph 7 (c) states,. “An entity that previously was not subject to this Interpretation shall not become subject to it simply because of losses in excess of its expected losses that reduce the equity investment. The initial determination of whether an entity is a variable interest entity shall be reconsidered if one or more of the following occur:
(c) The entity undertakes additional activities or acquires additional assets, beyond those that were anticipated at the later of the inception of the entity or the latest reconsideration event, that increase the entity’s expected losses.”

discussed in Note (1) below.  Accordingly, the Financing Entities were not designed to create interest rate risk, and we were required to exclude interest rate risk from the analysis of variability in our June 30, 2008 analysis.  As discussed above, interest rate risk was previously considered to be the primary source of variability of the Financing Entities.  The variability associated with interest rate risk is primarily absorbed by a Nonaffiliated Financial Institution that provided variable rate loans to the Financing Entities, and accordingly, the Nonaffiliated Financial Institution was previously determined to be the primary beneficiary of the Financing Entities.  In our June 30, 2008 analysis, upon exclusion of interest rate risk pursuant to the requirements of FSP 46(R)-6, we concluded that the primary source of variability of the Financing Entities was credit risk.  Based on the collateralization in the structure, along with the cash flow waterfall provisions of the various agreements, K-C absorbs a majority of the credit risk.  This was the primary basis for our conclusion that we are the primary beneficiary of the Financing Entities upon the occurrence of the June 30, 2008 reconsideration event.

Detailed Description and Analysis

The June 30, 2008 contractual amendments resulted in a reconsideration event for the Financing Entities under paragraph 7(c) of FIN 46(R).  As a result of these amendments, the maturity dates of the lending arrangements with the Nonaffiliated Financial Institution were extended beyond those anticipated at the inception of the Financing Entities.  Extending the term of these lending arrangements also had the effect of increasing the Financing Entities’ expected losses because the longer the term, the greater the likelihood of a default scenario by the issuers of notes held by the Financing Entities as discussed further below.  Accordingly, under paragraph 7(c) of FIN 46(R), these changes in the characteristics of the lending arrangements resulted in a reconsideration event.

In accordance with paragraph 7 of FSP 46(R)-6, we identified the variability that the Financing Entities were designed to create and pass along to variable interest holders.  We used the required “by design” approach that considered (1) the nature of the risks in the Financing Entities and (2) the purpose for which the Financing Entities were created to determine the variability that the Financing Entities were designed to create and pass along to variable interest holders.  Once we determined the variability that the Financing Entities were designed to create and pass along to variable interest holders, we then identified the variable interests that absorbed or received the variability created by the Financing Entities’ assets, liabilities or other contracts.

The following chart summarizes our analysis of the potential variability in the Financing Entities:

Description of Interest	Holder of Interest	Description of Potential Risk	Note
Class II Equity (controlling voting interest) issued by the Financing Entities	Nonaffiliated Financial Institution
Designed to absorb variability associated with the credit risk of K-C and the Third-Party Note Issuers
(i.e., K-C's ability to repay the K-C intercompany notes and preferred stock held by the Financing Entities, and the Third-Party Note Issuers’ ability to repay their notes held by the Financing Entities).

Description of Interest	Holder of Interest	Description of Potential Risk	Note
Class I Equity (noncontrolling voting interest) issued by the Financing Entities	K-C
Designed to absorb variability associated with the credit risk of K-C and the Third-Party Note Issuers
(i.e., K-C's ability to repay the K-C intercompany notes and preferred stock held by the Financing Entities, and the Third-Party Note Issuers’ ability to repay their notes held by the Financing Entities).

Monetization Loans	Nonaffiliated Financial Institution	Designed to absorb variability associated with the credit risk of the Financing Entities and the assets held by the Financing Entities but mitigated by collateralization.	(1)
Letters of Credit Issued by Money Center Banks Backing the Third-Party Notes	Financing Entities	Designed to absorb variability associated with the credit risk of the Third-Party Note Issuers.	(2)
K-C Intercompany Notes and Preferred Stock	Financing Entities	Designed to create variability in Financing Entities based on K-C’s ability to pay the interest/dividends and principal on the K-C intercompany notes and preferred stock (i.e., credit risk).	(1)
Third-Party Notes	Financing Entities	Designed to create variability in the Financing Entities based on the Third-Party Note Issuers’ ability to pay the interest and principal on the notes (i.e., credit risk). See also related Letters of Credit issued by Money Center Banks referenced above.	(1)

Note (1):  The variable interest rate risks associated with the Third-Party Notes, K-C intercompany notes and preferred stock, and the Monetization Loans were excluded from the variability assessment pursuant to paragraph 12 of FSP 46(R)-6, since the Financing Entities were not designed to create and pass along the interest rate risk associated with the interest, dividend receipts and payments distributed to their interest holders (i.e., the governing documents required that all interest rates were variable interest rates and that the interest income received significantly exceeded the interest expense paid with the excess net interest income being distributed primarily to K-C’s benefit).

Note (2):  The money center banks are not considered to have variable interests in the Financing Entities since if they were required to pay on the letters of credit, they would use their irrevocable rights to simultaneously take ownership of the certificates of deposit that serve as collateral for the letters of credit (i.e., the money center banks’ net cash position would be unchanged).

Under FIN 46(R), the primary beneficiary of a variable interest entity (“VIE”) is required to consolidate the VIE.  The primary beneficiary is the entity that absorbs the majority of the expected losses and/or residual returns.  The key drivers of variability for the financial instruments held by the Financing Entities are the risk of bankruptcy or default by either K-C (related to the K-C intercompany notes and preferred stock) or the Third-Party Note Issuers or money center banks (for the letters of credit related to the Third-Party Notes).  A bankruptcy or default by K-C or the Third-Party Note Issuer/money center bank could cause these financial instruments not to be paid in full, thus exposing:

•	The Nonaffiliated Financial Institution, as the holder of the Monetization Loans, to losses of principal and the loss of future cash flows associated with the lost interest payments and,

•	K-C and the Nonaffiliated Financial Institution, as the equity holders of the Financing Entities, to losses of equity and the loss of future net cash flows from the structures.

Each of these exposures is discussed on a qualitative basis below.

Qualitative Analysis of the Nonaffiliated Financial Institution’s Expected Losses Related to the Monetization Loans

The Monetization Loans are secured by the following collateral: (1) the Third-Party Notes, (2) the letters of credit issued by money center banks that stand ready if the Third-Party Note Issuers do not pay on the Third-Party Notes, and (3) the K-C intercompany notes and preferred stock.

It is important to note the following facts:

•	The amount of this collateral is more than twice the principal amount of the Monetization Loans.

•
The certificates of deposits issued and held by the money center banks are collateral for the Third-Party Note Issuers’ obligation to reimburse the money center banks in the event the letters of credit are drawn on.

•	At the time of the primary beneficiary analysis following the reconsideration event, K-C’s credit rating was as follows - Moody’s: A2; Standard & Poor’s (“S&P”): A+.

•
If the money center banks’ credit rating falls below AA-, the Third-Party Note Issuers are required to obtain substitute letters of credit from a financial institution that has a credit rating of AA- or above.

•
The default rate for A-rated companies, based upon S&P’s 2006 Annual Global Corporate Default Study and Rating Transition study (“S&P Study”), was extremely low.  This study was based on the cumulative average default rates observed between 1981 and 2006 for borrowers.

•	The S&P Study indicates that in no instance has an A-rated borrower gone into default without first being downgraded to a lower rating before the event of default. The requirement to obtain substitute letters of credit noted above, and the rights of the Nonaffiliated Financial Institution under the Monetization Loans noted in the next bullet point, give the Nonaffiliated Financial Institution the ability to actively respond to any such credit rating downgrades of the money center banks that issued the letters of credit.

•	The Nonaffiliated Financial Institution, as the holder of the Monetization Loans, has customary rights related to default conditions, including the rights to foreclose on the pledged collateral.

•
The Nonaffiliated Financial Institution is only exposed to loss in the event that both K-C and the money center banks simultaneously default.  The likelihood of the default or bankruptcy of K-C and the money center banks issuing the letters of credit occurring at the same time is remote.

For all of the above facts noted, K-C considered the expected losses related to the Monetization Loans to be insignificant since the likelihood of the Nonaffiliated Financial Institution not recovering its principal and related interest is remote.

Qualitative Analysis of Expected Losses Related to Equity Holders of the Financing Entities

The Financing Entities’ governing documents provide the details of the profit and loss allocations to equity holders.  In accordance with these governing documents, the majority of the profits and losses of the Financing Entities are allocated to K-C.  As a result, the majority of expected losses allocated to the equity holders would be borne by K-C.

In the unlikely event that a default were to occur, the Nonaffiliated Financial Institution as the debt holder would call and/or sell the Third-Party Notes and the K-C intercompany notes and preferred stock to recover amounts owed under the Monetization Loans.  The majority of any resulting losses would be borne by K-C.

Conclusion – Primary Beneficiary Determination

The likelihood of a default or bankruptcy of K-C and the money center banks occurring at the same time is remote.  In the unlikely event of a default or bankruptcy of either K-C or the money center banks, the Nonaffiliated Financial Institution would not be expected to incur losses on the Monetization Loans due to the significant legal protections it has through collateralization, as noted above.  Accordingly, any losses would be allocated to the equity holders of the Financing Entities.  Since K-C is allocated the majority of losses under the Financing Entities’ governing document’s profit and loss allocations, K-C is the primary beneficiary of the Financing Entities following the June 30, 2008 amendments.

Staff Comment No. 2:

We note that notes totaling $603M are included in long-term notes receivable and monetization loans totaling $614M are included in debt payable within one year on your balance sheet.  It appears that the maturity dates do not correspond to the classification, please explain.

Corporation Response:

The maturity dates of the notes receivable and monetization loans are as follows (in millions of dollars):

Description	December 31, 2008 Carrying Value	Maturity Date
Note Receivable 1	$390	September 30, 2014
Note Receivable 2	213	July 7, 2011
Total Notes Receivable	$603

Monetization Loan 1	$394	September 30, 2009
Monetization Loan 2	220	July 1, 2009
Total Monetization Loans	$614

The notes receivable and monetization loans were classified on our consolidated balance sheet in accordance with Chapter 3 of Accounting Research Bulletin 43, Restatement and Revisions of Accounting Research Bulletin, and the respective maturity dates listed above, which for the monetization loans fall within one year of the balance sheet date.

We anticipate that these monetization loans will be extended prior to their current maturity dates.  However, because K-C does not have the contractual right to extend the maturity of the monetization loans, we concluded that we were precluded from classifying such loans as long-term until such time as an extension agreement is executed.  Accordingly, we disclosed the following in the Liquidity and Capital Resources section of Management’s Discussion and Analysis in the Form 10-K (found on the bottom of page 28 of the Form 10-K):

At December 31, 2008, total debt and redeemable preferred securities was $7.0 billion compared with $6.5 billion last year end.  The increase was primarily due to the consolidation of the financing entities described in Item 8, Note 2 to the Consolidated Financial Statements.  At December 31, 2008, the related loans are classified as debt payable within one year on the Consolidated Balance Sheet.  The Corporation currently anticipates that these loans will be extended prior to their current maturity dates.